July 2, 2018

Via EDGAR

Mr. Joshua Shainess

Attorney-Adviser

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Grand Canyon Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 21, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed May 2, 2018
File No. 001-34211

Dear Mr. Shainess:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated June 19, 2018, to Grand Canyon Education, Inc. (the “Company”) regarding the Company’s Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2017 filed on February 21, 2018 and the Company’s Quarterly Report on Form 10-Q (the “Form 10-Q”) for the three months ended March 31, 2018.

This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Proposed change in the Structure of Our Operations, page 20

Staff Comment:

1.

We note your statement that New GCU would be a separate non-profit entity under the control of an independent board of trustees. Consider expanding your disclosure to include a discussion of how you anticipate structuring the transaction to include any protections against actual or perceived self-dealing. For example, disclose whether

Mr. Joshua Shainess

Attorney-Adviser

United States Securities and Exchange Commission

July 2, 2018

individuals who have a financial interest in Grand Canyon Education would be precluded from serving as a member of the board of trustees of New GCU.

Company Response:

The Company acknowledges the Staff’s comment and notes that this comment was addressed in the Company’s Current Report on Form 8-K, filed on July 2, 2018 (the “Form 8-K”), which the Company filed to report the closing of the transaction at issue. In the Form 8-K, the Company included the following disclosure:

“New GCU is a separate non-profit entity under the control of an independent board of trustees, none of whose members have ever served in a management or corporate board role at the Company. New GCU’s board of trustees has adopted bylaws and a related conflict of interest policy that, among other things, (i) prevents any trustee of New GCU from attending any meeting, or voting on any matter, as to which such trustee has a conflict of interest, (ii) establishes a special committee of independent trustees to oversee on behalf of New GCU all matters related to the Master Services Agreement and New GCU’s relationship with the Company, and (iii) prohibits any trustee from having any financial interest in, or role with, the Company.”

Furthermore, as disclosed in the Form 8-K, while Mr. Brian M. Mueller will serve as both Chief Executive Officer of the Company and President of New GCU, he will be prohibited from serving on the board of trustees of New GCU and on the committee overseeing the Master Services Agreement. Aside from Mr. Mueller, no other employee of New GCU or GCE has a dual role in both organizations.

The Company will provide similar disclosures in future filings, where appropriate, regarding the structure of the transaction and the protections in place against actual or perceived self-dealing.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Proposed change in the Structure of Our Operations, page 20

Staff Comment:

2.	Please expand your discussion to specifically address the “various regulatory issues that could impact the viability of the transaction.”

Company Response:

The Company acknowledges the Staff’s comment and notes that, at the time of the filing of the Form 10-Q, approval for the transaction had been received from GCU’s regional

Mr. Joshua Shainess

Attorney-Adviser

United States Securities and Exchange Commission

July 2, 2018

accreditor (the Higher Learning Commission) and its state regulator (the Arizona State Board for Private Postsecondary Education), but that the parties had not yet received a response from the U.S. Department of Education (“ED”) regarding GCU’s request for a pre-acquisition review of the transaction. A pre-acquisition review by ED of a change in control transaction involving an institution of higher education is a voluntary step that companies in this sector often undertake in order to get ED’s view of a transaction and insight into the potential regulatory limitations it may impose on the buyer or the subject educational institution following the change of control transaction. Such limitations generally involve the imposition of a letter of credit on the institution and, although unlikely, may also include limitations on the institution’s growth in students or programs for a specified period of time. Ultimately, ED does not actually approve change of control transactions (i.e. approve of the subject educational institution’s continued participation in federal Title IV student loan programs) until some number of months after closing.

GCU filed its request for a pre-acquisition review on January 18, 2018. While this process typically takes up to forty-five days to complete, at the date of the Form 10-Q, the parties had still not received ED’s response. Accordingly, at that date, there remained the potential that ED’s response to the pre-acquisition review request could impact the viability of the transaction.

Ultimately, the parties determined to close the transaction prior to obtaining ED’s response. In the Form 8-K, the Company included the following disclosure:

“On January 18, 2018, GCU voluntarily filed a request for pre-acquisition review of the transaction with the U.S. Department of Education (“ED”) seeking ED’s review of the proposed transaction and input as to any regulatory limitations, such as a letter of credit or growth restrictions, that ED may choose to impose on New GCU following the closing of the transaction. While this review process typically takes up to forty-five days from the date of the request, ED’s review of GCU’s request is not yet complete. GCU has had ongoing engagement with ED about the transaction throughout the review process, however, and, based on this engagement and a number of other factors, including the historical financial strength and performance of GCU, the importance to GCU of completing the transaction and reverting to its historical nonprofit status, and advice from the respective counsel to the Company and New GCU about the risks involved in closing the transaction prior to receiving ED’s feedback, the Board of Directors of the Company and the board of trustees of New GCU concluded that the benefits of consummating the transaction at this time were numerous and any regulatory limitations imposed by ED could be managed (particularly since GCU’s regional accreditor and state regulator had already approved the transaction).”

Mr. Joshua Shainess

Attorney-Adviser

United States Securities and Exchange Commission

July 2, 2018

The Company will update its disclosure in future filings, as appropriate, when ED’s review is complete and when New GCU’s continued participation in the federal Title IV program is confirmed.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Proposed change in the Structure of Our Operations, page 20

Staff Comment:

3.    With respect to the proposed sale, we note your disclosure that under the terms of the letter of intent, if the transaction is consummated you would operate as a third-party provider of services to support the newly-formed nonprofit corporation and potentially, in the future, to other universities. You further state that you “have limited to no experience operating as a service provider to third parties.” Expand your disclosure to describe how you plan to adjust your business to adapt to this fundamental change in operations.

Company Response:

The Company acknowledges the Staff’s comment and notes that this comment was addressed in the Form 8-K. In the Form 8-K, the Company included the following disclosure expanding upon this issue:

“The Company no longer owns and operates a regulated institution of higher education, but instead provides a bundle of services in support of New GCU’s operations. These services include technology, academic and counseling services and support and marketing for New GCU’s ground traditional and online students. Technology services include the ongoing improvement and maintenance of educational infrastructure, including online course delivery and management, student records, assessment, customer relations management, and other internal administration systems.    Academic services include curriculum and new program development, faculty training and development, technical support, and assistance with state compliance. Counseling services and support include team-based counseling and other support to prospective and current students as well as financial aid processing. Marketing and communications includes brand advertising, marketing to potential students, and other promotional and communication services. The Company will also provide, at least initially, back office services such as accounting, human resources and procurement services. While the Company has never operated as a third party service provider regulated by ED until now, all of the services that it will provide to New GCU under the Master Services Agreement are services that it has always provided internally in support of GCU’s academic operations prior to the transaction. As a result, while the Company has limited to no experience operating as a service provider to third

Mr. Joshua Shainess

Attorney-Adviser

United States Securities and Exchange Commission

July 2, 2018

parties, it believes that its significant investment in technological solutions, infrastructure and processes to provide superior service to students, its experience and expertise in these services areas, its experience providing such services at the scale required for New GCU to continue to operate in a manner consistent with past practices, and the fact that it retained all of the assets and employees involved in the delivery of such services will enable it to perform in the manner and to the service levels required under the Master Services Agreement and also position the Company to engage additional university customers in the future.”

* * * *

As specifically requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 247-4400.

Sincerely,

GRAND CANYON EDUCATION, INC.

By:	/s/ Daniel E. Bachus
Name:	Daniel E. Bachus
Its:	Chief Financial Officer

cc:	DLA Piper LLP (US)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)